UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Tecumseh Products Company

(Name of Issuer)

Class B Common Stock, $1.00 par value

(Title of Class of Securities)

878895101

(CUSIP Number)

June 4, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)

CUSIP No.	878895101

1	NAMES OF REPORTING PERSONS Brookfield Capital Partners II L.P1.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

[1]	Name was changed from Tricap Partners II L.P. to Brookfield Special Situations II L.P., effective October 2010, and changed to Brookfield Capital Partners II L.P. effective October 2012.

CUSIP No.	878895101

1	NAMES OF REPORTING PERSONS. Brookfield Capital Partners II GP L.P2.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

[2]	Name was changed from Tricap Partners II GP L.P. to Brookfield Special Situations II GP L.P. effective October 2010, and changed to Brookfield Capital Partners II GP L.P. effective October 2012.

CUSIP No.	878895101

1	NAMES OF REPORTING PERSONS. Brookfield Capital Partners Ltd.[3]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Ontario
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

[3]	Brookfield Capital Partners Ltd. was formerly Tricap Partners Ltd. Name change was effective October 2012.

CUSIP No.	878895101

1	NAMES OF REPORTING PERSONS. Brookfield Holdings Canada Inc.[4]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Ontario
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

[4]	Brascan Asset Management Holdings Limited became Brookfield Holdings Canada Inc. following an amalgamation and name change, effective January 2012.

CUSIP No.	878895101

1	NAMES OF REPORTING PERSONS. Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Ontario
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

Item 1(a).	Name of Issuer:

Tecumseh Products Company

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1136 Oak Valley Drive, Ann Arbor, Michigan, 48108

Item 2(a).	Name of Person Filing:

This Schedule 13G/A is being filed by each of the following persons (the “Reporting Persons”):

(i) Brookfield Capital Partners II L.P., a Delaware limited partnership (“Brookfield II”);

(ii) Brookfield Capital Partners II GP L.P., a Delaware limited partnership (“Brookfield II GP”);

(iii) Brookfield Capital Partners Ltd., a corporation formed under the laws of the Province of Ontario (“BCP”);

(iv) Brookfield Holdings Canada Inc., a corporation formed under the laws of the Province of Ontario (“BHCI”); and

(v) Brookfield Asset Management Inc., a corporation formed under the laws of the Province of Ontario (“Brookfield”).

BCP is a wholly owned subsidiary of BHCI, which is a wholly-owned subsidiary of Brookfield. BCP is the general partner of Brookfield II GP which is the general partner Brookfield II.

A copy of the Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of Brookfield II, Brookfield II GP, BCP, BHCI, and Brookfield is: Brookfield Place, Suite 300, 181 Bay Street, P.O. Box 762, Toronto, Ontario M5J 2T3.

Item 2(c).	Citizenship:

Each of Brookfield II and Brookfield II GP are organized in the State of Delaware. Each of BCP, BHCI and Brookfield is organized in Ontario, Canada.

Item 2(d).	Title of Class of Securities:

Class B Common Stock

Item 2(e).	CUSIP Number:

878895101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

The beneficial ownership of Brookfield II is as follows:

(a) Amount beneficially owned: 0.

(b) Percent of Class: 0

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0.

(ii) Shared power to vote or to direct the vote: 0.

(iii) Sole power to dispose or to direct the disposition of: 0.

(iv) Shared power to dispose or to direct the disposition of: 0.

(1) Based on total outstanding according to Issuer’s most recent periodic report.

The beneficial ownership of each of Brookfield II GP, BCP, BHCI and Brookfield is as follows:

(a) Amount beneficially owned: 0

(b) Percent of Class: 0

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0.

(ii) Shared power to vote or to direct the vote: 0.

(iii) Sole power to dispose or to direct the disposition of: 0.

(iv) Shared power to dispose or to direct the disposition of: 0.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following    ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.	Exhibit 1

Joint Filing Agreement, dated June 20, 2013, among Brookfield Capital Partners II L.P., Brookfield Capital Partners II GP L.P., Brookfield Capital Partners Ltd., Brookfield Holdings Canada Inc. and Brookfield Asset Management Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2013

BROOKFIELD CAPITAL PARTNERS II L.P. By: Brookfield Capital Partners II GP L.P., its general partner

By: Brookfield Capital Partners Ltd., its general partner

By:	/s/ Mabel Wong
Name:	Mabel Wong
Title:	Vice President

BROOKFIELD CAPITAL PARTNERS II GP L.P. By: Brookfield Capital Partners Ltd., its general partner

By:	/s/ Mabel Wong
Name:	Mabel Wong
Title:	Vice President

BROOKFIELD CAPITAL PARTNERS LTD.

By:	/s/ Mabel Wong
Name:	Mabel Wong
Title:	Vice President

BROOKFIELD HOLDINGS CANADA INC.

By:	/s/ A.J. Silber
Name:	A.J. Silber
Title:	Vice President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Cyrus Madon
Name:	Cyrus Madon
Title:	Senior Managing Partner

Exhibit 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the Schedule 13G/A filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of Tecumseh Products Company’s Class B Common Stock, par value $1.00, is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: June 20, 2013

BROOKFIELD CAPITAL PARTNERS II L.P. By: Brookfield Capital Partners II GP L.P., its general partner

By: Brookfield Capital Partners Ltd., its general partner

By:	/s/ Mabel Wong
Name:	Mabel Wong
Title:	Vice President

BROOKFIELD CAPITAL PARTNERS II GP L.P. By: Brookfield Capital Partners Ltd., its general partner

By:	/s/ Mabel Wong
Name:	Mabel Wong
Title:	Vice President

BROOKFIELD CAPITAL PARTNERS LTD.

By:	/s/ Mabel Wong
Name:	Mabel Wong
Title:	Vice President

BROOKFIELD HOLDINGS CANADA INC.

By:	/s/ A.J. Silber
Name:	A.J. Silber
Title:	Vice President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Cyrus Madon
Name:	Cyrus Madon
Title:	Senior Managing Partner